SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Shareholders approve all resolutions proposed by Novartis Board of Directors — Dr. Joerg Reinhardt to succeed as Chairman following transition period

•                  Shareholders approve 16th consecutive dividend increase to CHF 2.30 (+2%) per share for 2012, representing a payout of approximately 65% of net income from continuing operations

•                  New compensation system in line with current best practices, approved in consultative vote, creating strong alignment with shareholder interests and allowing them to better evaluate performance relative to objectives of the CEO and members of the Executive Committee

•                  Dr. Joerg Reinhardt elected as new member of the Novartis Board of Directors as of August 1, 2013 until the AGM in 2016; to assume Board Chairmanship August 1, 2013; current Vice Chairman Prof. Dr. Ulrich Lehner to serve as ad-interim Chairman

•                  Drs. Verena Briner and Charles Sawyers and Mr. William Winters elected to the Novartis Board of Directors for three-year terms

•                  Novartis Board of Directors reaffirms commitment to strengthen efforts around transparency

Basel, February 22, 2013 — The majority of Novartis shareholders today followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting. A total of 2688 shareholders were present at the meeting held in Basel, representing approximately 1.66 billion shares or 61.5% of the almost 2.71 billion issued shares of Novartis.

Shareholders approved the sixteenth consecutive dividend increase per share since the creation of Novartis in 1996, with an increase of 2% to CHF 2.30 for 2012. The dividend payment of CHF 2.30 per share for 2012 compared to CHF 2.25 in 2011, represents a payout ratio of approximately 65% of net income from continuing operations. Payment for the 2012 dividend will be made with effect from March 1, 2013.

Shareholders elected Dr. Joerg Reinhardt to the Novartis Board of Directors effective August 1, 2013 for a three year term. Dr. Reinhardt is designated to become Chairman of the Board. During the transition period, current Vice-Chairman Prof. Dr. Ulrich Lehner will lead the Board on an ad interim basis. The Novartis Board of Directors wishes to thank Dr. Daniel Vasella for his services and dedication to Novartis for the last 25 years and for leading the company as either CEO or Chairman of the Board of Directors over the last 17 years transforming the business portfolio to focus on healthcare, building a world-leading research organization, strong leadership team, and a reputation that is among the best in the industry and beyond. In honor of his accomplishments, the Board has further decided to elect Dr. Vasella as Honorary Chairman of the Board.

“It is with great regret that the Novartis Board of Directors acknowledges the departure of Dr. Vasella from the Board — Novartis is thus losing a unique forward thinker of the industry and an extraordinarily successful business leader. There could not be more impressive proof of the sustainability of Dr. Vasella’s corporate strategy than that we were able to increase the dividend sixteen times in succession regardless of economic and regulatory challenges,” said Dr. Ulrich Lehner, Vice-Chairman and Chairman ad-interim for Novartis. “While the Board and Dr. Vasella agreed to cancel the proposed non-compete agreement and to forgo all compensation linked to it, we are happy in the knowledge that Dr. Vasella will remain committed to the company that he has shaped like no other for the next few years. We are committed to addressing the needs of our shareholders and stakeholders, and will further strengthen our efforts to provide full transparency whenever possible, as demonstrated by the changes to our compensation system.”

“Since Novartis was created in 1996 it has persistently honed in on the markets and technologies that hold sustainable growth potential. Our ability to consistently introduce new and more effective, or more cost-effective, drugs is strategically important to our business success and to carrying out our primary mission. Research and development remain essential core competencies when it comes to fulfilling this mission. I am confident in the leadership of Joe Jimenez and his top team, the company’s strategy with its commitment to innovation, and the course charted to strengthen Novartis as one of world’s leading healthcare companies,” said Dr. Daniel Vasella, outgoing Chairman of Novartis. “After 25 years with the company, the time is right for me to ensure a smooth transition. Dr. Joerg Reinhardt is a very experienced healthcare executive with deep knowledge of the company and the industry, and shares a clear commitment to innovation. I wish him much success in this new role.”

During the Annual General Meeting, Novartis CEO Joseph Jimenez renewed the company’s commitment to its strategy and strategic priorities. “When Dr. Vasella became CEO of Novartis, he reinforced that patients should be at the center of all we do, and he focused on research and development leading to breakthrough innovations such as Glivec”. Jimenez said.

Consultative vote on revisions to the compensation system

Shareholders also approved, in a consultative vote, the proposed changes of the Novartis Board of Directors to the Novartis compensation system for the CEO and the members of the Executive Committee, effective from January 1, 2014. Changes to the compensation system will further enhance alignment of performance with the interests of shareholders and foster long-term value creation. The new compensation system being a simplified structure, will allow shareholders to better evaluate long and short-term performance relative to objectives. Retrospective performance measures and payout percentages will be disclosed in subsequent compensation reports. The approved revisions to the compensation system are in line with current best practices of other leading international companies.

Election of new members to the Novartis Board of Directors

In addition to Dr. Reinhardt, shareholders elected Dr. Verena Briner, Dr. Charles Sawyers and Mr. William Winter to the Novartis Board of Directors for three-year terms. Dr. Joerg Reinhardt graduated with a Ph.D. in pharmaceutical sciences from Saarland University, Saarbruecken, Germany. He joined Sandoz Pharma Ltd in 1982 and held positions of increasing responsibility in R&D for the company in Switzerland. In 1994, he was named Head of Development for Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Dr. Reinhardt became Head of Preclinical Development and Project Management for Novartis, and assumed the position of Head of Pharmaceutical Development in 1999. From 2006 to 2008, he served as Head of the Vaccines and Diagnostics Division. In 2008, he became Chief Operating Officer of the Novartis Group, a position he held until January 31, 2010. From 2000 to 2010, Dr. Reinhardt also served as Chairman of the Board of the Genomics Institute of the Novartis Foundation in the US.

Since August 15, 2010, Dr. Reinhardt has been Chairman of the Board of Management of Bayer HealthCare AG and Chairman of the Bayer HealthCare Executive Committee. He will step down from these positions at Bayer prior to August 1, 2013. He is a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA). Dr. Reinhardt was born in 1956. He is a German citizen.

Dr. Verena A. Briner is Professor of Internal Medicine at the University of Basel and Chief Medical Officer and Head of the Department of Medicine of the Lucerne Cantonal Hospital, Switzerland. She obtained her M.D. degree at the Medical School of the University of Basel in 1978 and completed residencies in several Swiss hospitals as well as at the Health Sciences Center of the University of Colorado, Denver, US. She holds a specialized degree of the Swiss Medical Association in Internal Medicine and in Nephrology and is a member and a past president of the Swiss Society of Internal Medicine. She has received several prestigious scholarships and scientific grants, including the President’s Grant of the Society of General Internal Medicine in 2011. Dr. Briner is an internationally recognized specialist in internal medicine and a prolific researcher. She is member of several medical and ethical institutions and commissions, including the Board of the Foundation for the Development of Internal Medicine in Europe, the Senate and the Board of the Swiss Academy of Medical Sciences and the sounding group of the Centre for Technology Assessment TA-SWISS for personalized medicine. She is an honorary fellow of the American College of Physicians, the European Federation of Internal Medicine, the Polish Association of Internal Medicine and the Swiss Society of General Internal Medicine. Dr. Briner was born in 1951. She is a Swiss citizen.

Dr. Charles L. Sawyers is Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center in New York, US, and Professor of Medicine and of Cell and Developmental Biology at the Graduate School of Medical Sciences at Weill-Cornell University, US. He is also an Investigator of the Howard Hughes Medical Institute, Maryland, US. He obtained his M.D. degree at the Johns Hopkins School of Medicine, completed his residency in Internal Medicine at the University of California in San Francisco, US, and his hematology-oncology fellowship training at the University of California in Los Angeles, US. Dr. Sawyers is an internationally acclaimed cancer researcher. His research has focused on characterizing signal transduction pathway abnormalities in various cancers, including chronic myeloid leukemia and prostate cancer, and developing molecularly targeted cancer drugs for both diseases. In particular, he co-developed Novartis’ targeted cancer drug, Gleevec/Glivec. Prior to joining Memorial Sloan-Kettering Cancer Center in 2006, he worked at Jonsson Comprehensive Cancer Center of the University of California, Los Angeles, US, for nearly 18 years. Dr. Sawyers has received numerous honors and awards, including the Lasker-DeBakey Clinical Medical Research Award, often considered America’s Nobel Prize, in 2009. He is past President of the American Society for Clinical Investigation, President-Elect of the American Association of Cancer Research and serves on President Obama’s National Cancer Advisory Board.  He is a member of the US National Academy of Sciences and Institute of Medicine. Dr. Sawyers was born in 1959. He is a US citizen.

William T. Winters is CEO and Chairman of Renshaw Bay, London, an alternative asset management and advisory company founded in partnership with Mr. Johann Rupert’s Reinet Investments and Lord Jacob Rothschild’s RIT Capital Partners. He was a member of the UK Independent Commission on Banking which made its recommendations to the Government on the structure of the UK financial industry in September 2011. He recently completed a review which was presented to the Court of the Bank of England in October 2012, covering the Bank’s framework for providing liquidity to the banking system as a whole. Mr. Winters left JPMorgan in 2010, having served as the Co-CEO of the JPMorgan Investment Bank since 2003. He had joint responsibility for the firm’s global businesses across sales, trading, research, capital raising, lending and associated risk management. Having joined JPMorgan in 1983, he held management roles across several market areas and in corporate finance. He moved from New York to London in 1992. Mr. Winters received an MBA from the Wharton School at the University of Pennsylvania and a Bachelor’s degree in International Relations from Colgate University. He is a member of the Boards of the International Rescue Committee, Colgate University, the Young Vic Theatre and The Print Room. Mr. Winters was born in 1961. He is a dual UK/US citizen.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to succeed,” “to assume,” “commitment,” “will,” “effective,” “strategy,” “committed,” “potential,” “mission,” “confident,” “priorities,” “would,” or similar expressions, or by express or implied discussions regarding the potential future impact on Novartis of the matters described in this release, including matters involving the transition to new leadership, and involving executive compensation. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee as to the ultimate outcome of the matters described in this release. In particular, management’s expectations regarding these matters could be affected by, among other things, the public reaction to these matters; the potential impact of these matters on executive compensation at Novartis; competition in general; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 128,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff	Anja von Treskow
Novartis Global Media Relations	Novartis Global Media Relations
+41 61 324 7999 (direct)	+41 61 324 8137 (direct)
+41 79 593 4202 (mobile)	+41 79 367 4723 (mobile)
eric.althoff@novartis.com	anja.vontreskow@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis

For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944	North America:
Samir Shah	+41 61 324 7944	Stephen Rubino	+1 862 778 8301
Pierre-Michel Bringer	+41 61 324 1065	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 22, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting